CREATING WEALTH THROUGH DISCOVERY

NOVAGOLD RESOURCES INC. 2003 Annual Report

Corporate Profile

Turning Experience and Opportunity into Gold

Once again, the past year was outstanding for gold and gold shares. The price of gold averaged US$363 per ounce in 2003 as compared with an average of US$310 per ounce in 2002 and gold stocks, as represented by the major gold indices, achieved new multi-year highs. For NovaGold, 2003 was a particularly exciting year as well. Highlights include: significant advancement of all the Company’s major projects; acquisition of the Galore Creek property; and the listing of the Company’s shares on the American Stock Exchange. With the continued background of very solid fundamentals for the metals markets, the coming year in 2004 looks to be equally promising.

NovaGold’s outstanding market performance over the past several years reflects the dramatic growth of the Company’s resource base resulting from its highly successful exploration initiatives. Going forward we anticipate continued rapid growth as the Company executes its development plans to become an exploration focused, quality gold producer by 2006.

NovaGold has a very strong balance sheet, starting the year with over one dollar per share in cash ($60 million) and no long term debt. NovaGold is rapidly advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada including two of the largest undeveloped deposits in North America: Donlin Creek with over 25 million ounces of gold and Galore Creek with over 5 million ounces gold, 60 million ounces of silver and 5 billion pounds of copper (equivalent to a 16 million ounce gold deposit). NovaGold's net share of gold resources after all earn-ins is over 14 million ounces of unhedged gold - one of the largest resource bases of any junior gold company.

With this resource base of existing properties, NovaGold’s gold production profile will grow from 100,000 ounces of annual production to over 500,000 ounces per year by the end of the decade. This production growth will come through the continued development of the Company’s advanced stage projects: Rock Creek, Nome Gold, Donlin Creek, and Galore Creek. The Company’s first production is targeted to begin by 2006 at the Rock Creek property located near the historic gold mining town of Nome, Alaska.

Looking forward, we believe that companies with a demonstrated track record of successful exploration and a quality pipeline of development projects will command a significant growth premium in the market. NovaGold has established itself as a company with the leadership, experience and vision to turn opportunities into gold.

Front cover: Prospector panning for gold
Photo: Alaska State Library, Gold Rush Centennial Collection
Map: United States Genealogy Network, Inc.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Achievements in 2003

  Increased net gold resources, after all earn-ins, to greater than 14 million ounces.
  Expanded Donlin Creek gold resource to 25 million ounces, making it one of the largest deposits in North America.
  Successfully advanced the Donlin Creek project resulting in Placer Dome electing to become project manager, with a commitment to make a decision to build a mine before November 2007 in order to earn a 70% interest.
  Completed Scoping Study and initiated Feasibility Study on the Rock Creek property.
  Successfully formed, financed and listed NovaGold’s Canadian subsidiary SpectrumGold.
  Acquired option to purchase 100% of the Galore Creek property in SpectrumGold, one of the largest undeveloped gold-silver-copper resources in North America.
  Strengthened the management team with the addition of key individuals in exploration, finance and business development to support the Company’s continued rapid growth.
  Completed NovaGold’s listing on the American Stock Exchange (AMEX: Symbol NG) and changed listing symbol on the Toronto Stock Exchange (TSX: Symbol NG).

Goals in 2004

  Initiate final Feasibility Study and permit process to construct a mine at the Rock Creek property.
  Complete engineering studies and begin a Feasibility Study to re-start gold production on the Nome Gold property.
  Work with joint venture partner Placer Dome to commence the final Feasibility and permit process to construct a mine at the Donlin Creek property.
  Complete a Scoping Study and Pre-Feasibility drill program at Galore Creek.
  Continue to increase the Company’s total net share of mineral resources by identifying, acquiring and exploring undervalued, quality precious metal rich properties.
  Complete the Nome Airport land sale to the State of Alaska, and continue to expand land and aggregate businesses from our Nome Operations.

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Report to the Shareholders

The past year was once again marked by the completion of a number of significant milestones for NovaGold. The progress in 2003 has shown that the Company is on track to be "The Growth Story in Gold" with a committed strategy to become an exploration focused, quality gold producer. In 2004, the Company will continue to explore its outstanding portfolio of North American projects and increase the size of what is already one of the largest gold resource bases of any junior exploration company. In addition, NovaGold will add significant value to the Company’s major projects by advancing them to production. Our existing resource base gives us strong leverage to increases in the price of gold, silver and copper.

NovaGold is now advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada including two of the largest undeveloped deposits in North America: Donlin Creek and Galore Creek – making NovaGold's net share of gold resources after all earn-ins over 14 million ounces of unhedged gold, 34 million ounces of silver and 2.8 billion pounds of copper – equivalent to US$10 billion of in-the-ground metal valued at today’s prices.

A rapid growth profile lies ahead for the Company, with a projected total share of production from three separate operations of over 500,000 ounces of gold per year by the end of the decade. Projected total cash costs averaging $150 per ounce are expected from these operations. Each operation is anticipated to have a long life due to its large resource base and controlling land position. This production growth will come through the continued development of the Company’s advanced stage projects: Rock Creek and Nome Gold, Donlin Creek, and Galore Creek. The Company’s first production is targeted to begin by 2006 at the Rock Creek property.

To accomplish this growth, the Company has continued to enhance the depth of the management team by adding several new industry professionals including Don MacDonald as Chief Financial Officer, Elaine Sanders as Controller, Doug Brown as Vice President of Business Development and Joe Piekenbrock as Vice President of Exploration. These individuals bring a wealth of new experience to the team and add a diverse set of business skills to the Company. Most importantly, they all share the spirit of entrepreneurialism that is a trademark of NovaGold.

In addition, the Company continued to broaden its exposure to a wider investment market with its successful listing on the American Stock Exchange. Over the coming year management will continue to dedicate the time and resources to ensure that investors in the U.S., Canada and Europe are made aware of the Company’s outstanding growth story in gold, silver and copper.

A History of Discovery

It was the rich history of discovery that originally put Alaska, the Yukon and Northwestern British Columbia on the world map. Discoveries at the turn of the last century demonstrated the region’s abundance in gold, silver and copper. The gold-fields of the Klondike, the Stikine, the Iditarod, and Nome filled the imagination of the world and tens of thousands of people journeyed north – historically producing over 40 million ounces of gold. Now more than one hundred years later those prolific mineral belts continue to present outstanding opportunities for modern explorers with nearly 65 million ounces of new gold discovered in the region since 1990.

Our own history of discovery over the past 6 years has resulted from of our exploration focus within these same prolific mineral belts using our decades of experience in the search for world-class ore deposits. Starting in 1998, NovaGold has grown from a company with a single early stage exploration property to having four separate million-plus-ounce deposits with a net share of over 14 million ounces in gold resources –a discovery rate averaging better than 2 million ounces of gold each year at a cost of less than US$4 per ounce. We strongly believe that exploration success is one of the best ways to create shareholder value and this will remain a core focus for the Company even as we bring production on-line from our current portfolio of projects.

Importantly, NovaGold’s world class portfolio of projects are located in the politically stable, resource based economies of Alaska and Western Canada. Each of these projects is advancing

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to the Pre-Feasibility or final Feasibility Stage over the coming year. As part of this development process the Company is working closely with all the stakeholders on these projects including the State and Provincial Governments, Federal Governments and the Native Corporation/First Nations Peoples to develop environmentally sound mines that will give the Company a solid return on investment while providing significant economic benefits to the local communities. At Rock Creek, Donlin Creek, and Galore Creek, environmental baseline data is being collected in coordination with the regulatory agencies and the Company anticipates being able to permit each of the projects in conjunction with the completion of the final feasibility studies.

Exploration and Growth without Debt

The Company also continues to improve its financial and operating results. NovaGold stands apart from the vast majority of exploration and development stage gold companies with our consistent generation of cash flows from our operations in Nome, Alaska which includes gold royalties, sand-and-gravel and land sales. This internal source of revenue gave the Company the ability to take advantage of market opportunities to acquire large, high-quality assets like Donlin Creek and Galore Creek at the lows in the metals price cycles - while minimizing dilution. With over a dollar per share in cash, no long-term debt, and an increased forecast for this year’s cash flows from our Nome Operations, the Company is in its strongest financial position ever. Anticipated increases in sand-and-gravel sales, along with a major land sale to the State of Alaska for the first phase of the planned Nome Airport expansion should see the Company continue to strengthen its balance sheet while building for future significant growth in cash flows once our projects begin production.

While strong financial performance is important, we are also committed to operating to the highest environmental standards. The Company has budgeted $800,000 in 2004 towards general clean-up and remediation of historic mining activities on our Nome properties. This demonstrates our commitment to environmental stewardship and fits well with our long term development and land management plans for our Nome Operations.

Fundamentals Continue to Shine for Gold, Silver and Copper

The fundamentals for gold remain very solid with increased investment demand, decreased global production, and a continued reduction in producer hedging. The emergence of an open gold market in China, and an increased interest in gold as a hedge against dollar devaluation, are two of many factors contributing to increased investor interest in gold. The past extended bear market in the metals sector forced many companies to significantly decrease their exploration investment in order to reduce costs and remain profitable at lower gold prices, particularly in North America. This has resulted in a significant shortfall of new quality projects in the development pipeline to meet the increased demand. Typically it will take up to 10 years to bring a new discovery into production. Even with the rising price of gold and the renewed investment interest, it will be years before new gold deposits can be brought on-line.

Gold is not the only metal that has seen dramatic improvements in market fundamentals. Silver is also performing very well for many of the same reasons. In addition, copper has moved up well over 50% from its bear market lows of around US$0.65 per pound to well over a dollar per pound today. An underlying driving force for the continued strong fundamentals in these three metals is the industrialization and expansion of the economies of China and India. This demand is expected to last over the next few decades. As these two Asian giants move from agricultural based economies to industrialized economies and create a large middle-class, there will likely be huge increases in the demand for metals. This will have profound impact on the supply demand equation. Already this transformation is underway, as China has now surpassed the United States for the first time in history as the world’s largest importer of copper.

We think these trends are likely to continue in the years ahead and bode well for increased metals prices. Investors are beginning to take note of these fundamental changes and the sector is once again being looked at as a long-term investment opportunity. NovaGold, with its large, high-quality development stage assets and recognized ability to execute its strategic plans will continue to gain market recognition and add to shareholder value. That is why we believe that NovaGold will be the "The Growth Story in Gold" in the coming year.

Thank you all for your continued support. On behalf of the Board of Directors, NovaGold Resources Inc.

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President and CEO

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Summary of Alaska & Western Canada Properties

A History of Discovery

Recent exploration discoveries in Alaska, the Yukon Territory, and Northwestern British Columbia have confirmed the region’s wealth in gold, silver and copper. First discovered at the turn of the last century these prolific mineral belts continue to present outstanding opportunity for new modern discoveries. Past gold production and current resources now exceed 110 million ounces of gold, with nearly 65 million ounces discovered since just 1990. These new discoveries demonstrate that the region continues to grow into one of the premier gold, silver and copper producing regions of the world.

NovaGold’s team of explorers focused the Company in Alaska and Western Canada to take advantage of this extraordinary potential. Combined, the NovaGold team has decades of experience looking for world-class ore deposits, and the team was intimately involved in the discovery of two of the largest gold deposits in Alaska: Donlin Creek and the Pebble Deposit. Using their global exploration experience, NovaGold has assembled an exceptional portfolio of properties located in some of the most promising mineral terrains in North America: the Seward Peninsula/Northwest Alaska Poly-Metallic Belt, the Kuskokwim Gold Belt, the Stikine Gold-Silver-Copper Belt and the Tintina Gold Belt.

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Nome Operations

Rock Creek

One of the most famous of the gold-rush era discoveries was the historic Nome goldfields. Discovered by prospectors at the turn of the last century shortly after the gold strikes in the Yukon, nearly 5 million ounces of gold were taken out of the stream and beach deposits near Nome with another 3 million ounces from surrounding placer districts on Alaska’s Seward Peninsula. Surprisingly, this proven gold rich district has experienced little modern exploration and is poised for new world-class discoveries similar to those seen in the other major gold belts such as the Kuskokwim and Tintina gold belts. NovaGold has a firm foothold in this re-emerging gold district – the Company controls the Rock Creek and Nome Gold projects with a combined gold resource of over 3 million ounces.

The Seward Peninsula has a relatively dry climate, easily accessible terrain and some of the best infrastructure in the State of Alaska with roads providing year-around access –ideal for mineral exploration and mine development. In conjunction with the development work at the Company’s advanced stage Rock Creek and Nome Gold projects, NovaGold will initiate a regional exploration program aimed at identifying other high quality exploration properties on the Seward Peninsula. In addition to expanding our aggregate and land businesses, management believes that this region will continue to be a focus for exploration and discovery for many years to come.

The Rock Creek project is anticipated to be NovaGold’s first advanced stage project to begin production. Based on completion of the final Feasibility Study and receipt of the construction permits gold production is targeted to begin by 2006.

In early 2003, with Placer Dome taking the lead as project operator to develop the Company's Donlin Creek project into a mine, NovaGold began an accelerated economic evaluation of the Rock Creek property to determine the potential to rapidly advance the project to a production decision and begin generating additional cash flows for the Company. The Rock Creek project is located only seven miles from the City of Nome, Alaska and accessed by state maintained roads. Positive attributes of the project include the presence of nearby town site infrastructure and power, simple mining and processing, modest capital costs and

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exploration expansion potential. Permitting is also anticipated to be a straight forward and timely process, due to the strong community support for the project and based on the long history of mining in the area.

The City of Nome has a population of approximately 4,000 and is located on the Seward Peninsula along the west coast of Alaska. Nome serves as the logistical and administrative center for this portion of Western Alaska. Nome has daily year-around commercial jet service and large container barge traffic service from June through October. The area is characterized by cool summers and cold winters with relatively low annual precipitation averaging less than 16 inches per year mostly as rain in summer.

The project occurs on patented mining claims owned 100% by NovaGold and partly on land owned by the Bering Straits Native Corporation which will receive a royalty on gold production from their land under the terms of a mining lease. NovaGold holds an exploration and mining lease on approximately 20,000 acres of Bering Straits Native Corporation lands, as well as a surface agreement with Sitnasuak Native Corporation, the local Nome village corporation.

The project area is underlain by metamorphic rocks which consist of a package of schists, calc schists and marbles. These metamorphic rocks are thought to have originally been deposited during the Paleozoic Era as shales, silt-stones, sandstones and limestone in a shallow sea environment. Mineralization at Rock Creek occurs as stockwork and sheeted veins within these metamorphic rocks beginning right at the surface. The gold is relatively coarse, native gold occuring along fractures and veins, making the deposit amenable to recovery by gravity processes. The mineralized zone covers an area roughly 500 meters wide and 1,500 meters long, and as currently modeled, the pit is up to 100 meters in depth. The individual mineralized zones within the deposit typically range from 10 to 50 meters in width.

2003 Exploration and Development Program

In August 2003, Norwest Corporation, an independent engineering firm, completed a detailed Economic Assessment Study that demonstrated that the project could be rapidly developed into a conventional open pit mine producing approximately 100,000 ounces of gold per year at a total cash cost of US$200 per ounce and at a capital cost of US$40 million. A sensitivity analysis on the project shows that the rate of return is most sensitive to changes in the gold price and grade, followed by changes to the operating costs and then to changes in capital costs.

Test work at Rock Creek has shown it to have favorable metallurgy with greater than 80% of the gold recoverable using simple and inexpensive gravity methods. Overall recovery is anticipated to be over 96% with off-site processing of a flotation concentrate.

The mine would be a conventional open pit operation, mining between 20,000 and 30,000 tonnes of material per day on

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a year round basis. Approximately 5,000 tonnes of ore per day would be ground and processed in the mill. Considering the abundance of exploration targets controlled by the Company in the district, it is management’s view that additional resources may be found that would provide a minimum ten year mine life for the project.

The major mining equipment fleet for the Rock Creek project would consist of four 100 tonne trucks and one 12 m3 front end loader. The project would employ approximately 120 skilled workers to operate the mine and mill operations. It is anticipated that on-site construction would take three to four months. The project would have a total power requirement of 4 to 5 MW supplied from on-site generation or the local power supplier, Nome Joint Utility System.

Feasibility Study Development Work

In late 2003, NovaGold completed a nearly 12,000 meter (36,000 foot) in-fill drill program and initiated a final Feasibility Study on the Rock Creek project. Key areas to be addressed in the Feasibility Study include geotechnical, hydrologic, and metallurgical studies along with final pit design and optimization. In addition to Norwest, NovaGold has retained several specialized firms for the Feasibility work including: Golder Associates, Inc. to conduct geotech-nical evaluations; Water Management Consultants (WMC) Group to assess the hydrologic characteristics; and Bristol Environmental to manage overall project permitting of the Rock Creek site.

Also as part of the final Feasibility Study, NovaGold will work with AMEC E&C Limited to design a comprehensive test mining, bulk sample program to use in the final reserve model for the deposit. This bulk sample will further quantify the coarse gold component of the mineralization as estimated with core and rotary drilling. It will also provide additional material to carry out further metallurgical test work to optimize the recovery of gold using gravity methods.

Concurrent with the final Feasibility Study, the Company anticipates initiating the permit process in the second half of 2004. In preparation for mine permitting NovaGold is collecting baseline environmental studies for the preparation of an Environmental Assessment (EA) document for the project. Based on consultation with the permit agencies, NovaGold anticipates permit approval in the summer of 2005 with construction to begin immediately thereafter. Based on this timeline, production is targeted to commence by 2006. A budget of $6.7 million (US$5 million) is planned for the development work in 2004 at Rock Creek.

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Nome Operations

Nome Gold

The Nome Gold property is located on patented mining claims owned by the Alaska Gold Company, a wholly-owned subsidiary of NovaGold. The Company is undertaking an Economic Scoping Study to evaluate restarting gold production from the historic deposits of the famous Nome goldfields. The area has historically produced nearly 5 million ounces of gold over the last 80 years from shallow, flat-lying sand-and-gravel deposits. The study will assess the viability of a combined gold and aggregate production facility.

The Nome Gold property currently contains 1.2 million ounces of measured and indicated gold resources and an additional 1.1 million ounces of inferred gold resource (See Resource Note 4). This material is part of a 295 million tonne sand-and-gravel aggregate resource. Outside of the defined gold resource area, an additional sand-and-gravel resource of 847 million tonnes has been identified, for a total sand-and-gravel resource in excess of 1 billion tonnes. This is one of the largest sources of construction aggregate on the Pacific Rim, located on private lands with immediate access to a port.

The gold resources are defined by approximately 7,000 drill holes. NovaGold has completed a 3-D geologic model of the deposit with specific attention to outlining the higher grade

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portions of the overall resource. These higher grade zones will be the focus of the initial economic evaluation. The Company envisions a simple truck and shovel operation and a state-of-the art gravity separation plant. The processed gravels would be screened to produce a high value aggregate product for sale into the regional construction market. Overall capital for the project should be very modest since no crushing and grinding or chemicals are used to extract gold from the sand-and-gravel material.

Until 1998, these deposits were profitably mined solely as placer gold operations producing about 25,000 ounces of gold annually. Mining was shut-down in 1998 on the project due to low gold prices. NovaGold's current business plan for the Nome Gold project envisions the potential to restart operations with a target to ultimately produce 50,000 ounces of gold or more along with several million tonnes of sand-and-gravel co-product annually. This combination of a low-cost gold production facility integrated with the on-going sand-and-gravel operation could allow the project to produce gold at an estimated cash cost of US$200 per ounce. The Economic Scoping Study will define the capital and operating cost parameters. The Company has budgeted $700,000 (US$500,000) for delineation drilling and engineering work in 2004.

Currently, the Company generates a considerable portion of its operating cash flows from sand-and-gravel sales taken from existing stockpiles of material that were the byproduct of historic mining operations. With its huge, sand-and-gravel aggregate resources located near the Port of Nome, the Company will look to expand its aggregate business well beyond its existing Western Alaska market. Discussions with the major North American construction aggregate companies indicate a significant market demand exists for sand-and-gravel construction material in the major west-coast markets and in Asia. Although a lower priority than our gold mining businesses, in the future the Company will pursue expansion of its aggregate business into these major markets.

The Company has also completed an overall land management plan for its over 14,000 acres of surface and subsurface land holdings in and around the town of Nome, Alaska. As part of its management plan the Company intends to continue to sell non-mineral potential lands over time to generate revenues for its exploration and development initiatives. Over the past two years the Company has been pursuing a 200 to 300 acre land sale to the State of Alaska for the Phase 1 expansion of the Nome Airport. The Company anticipates finalizing this sale agreement in 2004. In addition, the City of Nome is in the final planning stages for its US$40 million Port expansion project. The primary contractor has been selected and construction is expected to be initiated in 2004. The State of Alaska has also allocated and approved US$7 million in funds for construction of the Glacier Creek bypass road, a three mile access route that will improve access from the community of Nome to the Rock Creek area in 2004. The Nome Airport, Glacier Creek by-pass road and the Port expansion projects are all anticipated to have a favorable impact on the Company’s land and sand-and-gravel revenues for the year.

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Donlin Creek

The Kuskokwim Gold Belt in Southwestern Alaska has produced over 4 million ounces of gold from historic placer mining. Until the 1990’s little modern, hard rock exploration had taken place in this belt. Now, because of recent exploration success, this belt is re-emerging as a world-class gold province hosting more than 40 million ounces of lode gold resources. Additional exploration efforts will no doubt identify more resources. Donlin Creek is an intrusive-related system with over 25 million ounces in resource and represents one of the largest undeveloped gold deposits in the world. As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce over one million ounces of gold per year – making it a true world class asset.

The project is situated on 109 square kilometers (42 square miles) of private patented land under lease from the Calista Corporation and The Kuskokwim Corporation, two Alaska Native Corporations. The project is located 19 kilometers (12 miles) north of a commercial barge site on the Kuskokwim River at the community of Crooked Creek, Alaska. The State of Alaska has budgeted and approved US$10 million to upgrade the existing winter access road to an all-season road as part of the State’s "Roads to Resources" initiative. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 foot) runway that can be directly serviced by aircraft as large as C-130 Hercules freighters.

The Donlin Creek project is a joint venture between NovaGold (70%) and Placer Dome (30%). In November 2002, NovaGold completed its US$10 million of exploration expenditures at Donlin Creek and received title to a 70% interest in the project. NovaGold had 10 years to complete its earn-in but accomplished it within just 18 months of signing the option agreement on the property. In February 2003, based on NovaGold’s successful exploration work on the property, Placer Dome elected to exercise its back-in right and become manager of the Donlin Creek Joint Venture. In order to earn an additional 40% interest in the project Placer Dome must now spend US$32 million toward project development, complete a bankable Feasibility Study, and make a positive decision to construct a mine to produce not less than 600,000 ounces of gold per year on or before November 2007. If Placer Dome is unable to make a positive mine construction decision by November 2007 then they earn no additional interest in the project and management reverts back to NovaGold.

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Should Placer Dome make a decision to construct a mine, NovaGold is not required to contribute any additional funding until Placer Dome invests at least US$32 million. At NovaGold’s option, Placer Dome would assist NovaGold in arranging financing for NovaGold’s share of additional costs. Under the agreement NovaGold will maintain an independent hedging policy.

The results of NovaGold’s exploration programs at Donlin Creek were dramatic with the expansion of the deposit to more than 25 million ounces of gold. NovaGold’s aggressive exploration efforts identified five new target areas adjacent to the known Acma and Lewis deposits. The deposits remain open with additional upside potential at depth and along strike of the new target areas. NovaGold’s detailed 3D structural and geologic model has proved to be a breakthrough in determining the controls to high-grade near surface mineralization that could significantly enhance the early economics of the deposit.

Current Pre-Feasibility and Feasibility Development Work

The Donlin Creek Joint Venture is currently completing a Pre-Feasibility Study on the project. These engineering studies include detailed pit designs, mill process work, site facilities layout and on-going environmental monitoring and baseline data gathering in preparation for the start of the mine permitting process. Current plans are to begin the final Feasibility Study and initiate the permit process including an environmental assessment study by the fourth quarter of 2004. Placer Dome has budgeted $8 million (US$6.million) towards development work on Donlin Creek in 2004.

As part of the on-going Pre-Feasibility Study, in early April 2003 the Donlin Creek Joint Venture completed a new resource estimate for the Donlin Creek gold deposit. The new resource was based on an updated 3D geologic and mineralization model that integrated over 58 kilometers of drilling completed by NovaGold along with all previous

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drilling completed on the project by Placer Dome. The updated resource estimates showed that the Measured and Indicated Resource categories increased to 11.1 million ounces of gold, grading an average of 3.0 g/t - representing 62% increase from the previous resource estimate. In addition, the Inferred Resource increased 138% to 14.3 million ounces of gold grading 3.1 g/t. A 1.5 g/t economic cut-off grade was used for this estimate based on a US$325 per ounce gold price (See Resource Note 1).

A Preliminary Economic Assessment Study completed by the independent engineering firm, AMEC E&C Limited, determined the mining, processing, metallurgical, and other economic factors necessary for the development of the Donlin Creek project. The study demonstrated that a conventional open-pit mining operation would be economically viable at Donlin Creek based on the estimated operating and capital costs. The dramatic improvement in the project’s economics compared to previous studies was due to the increased overall size and grade of the gold resource outlined by NovaGold’s exploration programs.

As part of the on-going Pre-Feasibility Study, Placer Dome is refining the mine parameters further. The current mine scenarios focus on near surface ore zones that would be amenable to large scale, low-cost open pit mining methods. The gold ores would be crushed, finely ground, and then fed to a flotation circuit to separate the gold bearing sulfide minerals from the rock. The high-grade sulfide concentrate would then be oxidized using pressure oxidation in an autoclave. The gold would then be leached from the oxidized residue and recovered with activated carbon in a standard CIL process. Approximately 90% of the gold would be recovered with this process. Additional engineering work will focus on further improving the overall gold recoveries and costs through process optimization.

As currently envisioned the project would be a 20,000 to 30,000 tonnes per day operation that potentially would produce 1 to 1.4 million ounces of gold per year. NovaGold’s share of this gold production would likely range from 300,000 to 400,000 ounces of gold annually. As one of three priority development projects for Placer Dome, NovaGold shareholders should see considerable added value as the Donlin Creek project advances from Pre-Feasibility through final Feasibility and to a positive construction decision on or before November 2007.

Final engineering and mine permitting to be able to make a mine construction decision is targeted to begin in the fourth quarter of 2004 in conjunction with the final Feasibility Study. The State of Alaska has streamlined the permit process and has already assigned members of a large mine permit team to the Donlin Creek project. With these positive initiatives by the State of Alaska and with strong support from Calista Corporation and The Kuskokwim Corporation, the two Alaska Native Corporations that own the sub-surface and surface rights to the property, NovaGold believes that the currently planned 2 year permit timeline is reasonable and would potentially allow for a mine construction to begin earlier than November 2007.

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NovaGold’s exploration work on the property demonstrated that Donlin Creek is a major new gold district. The main gold resources identified in the Acma-Lewis area have only been modeled to 300 meters (1,000 foot) depth. Additional drill holes below the modeled resource indicate that the mineralization is still present at 400 to 500 meters depth. Considerable expansion potential also remains along strike where a 4 kilometer long soil anomaly continues from the known resource area. The southern two kilometers of the property has received all of the recent exploration focus and represents the only currently defined gold resource on the property. Seven other potential resource areas have been identified along the 10-kilometer gold trend defined by surface sampling and numerous high-grade drill results. None of these target areas have sufficient drilling to be included in the current resource estimates. Management is confident that additional drilling will result in further resource expansion.

Shotgun

The Shotgun property is located 110 miles (180 kilometers) south of Donlin Creek within the Kuskokwim Gold Belt. NovaGold has joint ventured the property to TNR Gold Corp. (symbol TNR on the TSX-V) to advance the project. Under the agreement TNR Gold can earn up to a 50% interest in Shotgun by spending US$3 million on exploration by May 2006. TNR Gold can earn a further 20% interest in the project by spending an additional US$6 million toward project development. NovaGold retains a back-in option to regain a 50% interest in the project.

NovaGold previously completed a 3,100 meter diamond drilling program on the Shotgun deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off (See Resource Note 3). The mineralization remains open to the north, west and at depth. Metallurgical tests indicate gold recoveries in excess of 90%. The Shotgun deposit is exposed at the surface and is amenable to open pit mining. The objective of the current exploration program is to expand the currently known resource by identifying and testing other drill targets. In 2003, TNR Gold completed an airborne geophysical survey and regional surface sampling program and identified several priority exploration targets with similar geophysical and geochemical signatures. Using the results of those programs TNR Gold, with technical assistance from NovaGold, is currently planning their exploration program for the 2004 field season. TNR Gold anticipates a budget of US$1.5 million to be spent on the Shotgun project in 2004.

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Galore Creek

The Galore Creek gold-silver-copper property is NovaGold’s newest advanced stage project. NovaGold controls the Galore Creek and adjacent properties through its 56% owned subsidiary SpectrumGold Inc. (TSX Symbol: SGX). The 4,700 hectare (12,000 acre) property is located within the historic Stikine Gold Belt of Northwestern British Columbia, approximately 75 kilometers northwest of Barrick Gold's Eskay Creek gold-silver mine that produces over 300,000 ounces of gold and 15 million ounces of silver annually. The project lies 70 kilometers west of the Cassiar Highway, 150 kilometers northeast of the tidewater port of Stewart, British Columbia, and 90 kilometers northwest of Wrangell, Alaska.

Galore Creek is one of the largest and highest grade alkalic intrusive-related gold-silver-copper deposits in North America. Based on the extensive historic work carried out by Rio Tinto plc. and Anglo American plc. from the early 1960's through 1991, a 314 million tonne resource containing 5 million ounces of gold, 60 million ounces of silver and 5 billion pounds of copper was defined on the property - the equivalent of a 16 million ounce gold deposit (See Resource Note 5). The average grade of the deposit is 1.7 g/t gold equivalent or 1.1% copper equivalent. Management believes that there is excellent potential to outline a higher grade starter pit of 100 to 150 million tonnes with bulk-mineable grades exceeding 2.5 g/t gold equivalent – making a very attractive project at projected long-term metal prices. In addition, the system remains open to expansion with numerous untested drill targets.

Under an agreement finalized in August 2003, SpectrumGold has an option to acquire a 100% interest in the project from subsidiaries of Rio Tinto and Anglo American by completing a Pre-Feasibility Study and making payments to the parties totaling US$20.3 million over a period of 8 years. Payments totaling US$300,000 must be made during the first three years of the agreement, with US$20 million to be paid over the subsequent 5 years, at which time the company will own a 100% interest in the project with no underlying third-party retained royalties or back-in rights.

SpectrumGold also holds a second option agreement to earn up to an 80% interest in the adjoining Copper Canyon property from Eagle Plains Resources. The Copper Canyon property

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is at an earlier stage of development but is within 5 kilometers of the identified Galore Creek resource. Previous drill results indicate the presence of near-surface gold-silver- copper mineralization of very similar nature to that identified at Galore Creek.

2003 Drill Program

In the fall of 2003, an initial 10,000 foot (3,000 meter) drill program was completed to test for the presence of increased gold and copper grades in the deposit. Results from the program confirmed the presence of higher grade gold and copper mineralization over bulk mineable widths. Four broad areas of the deposit were tested to both verify the previous results, and to better understand deposit variability, zonation and mineralization controls.

Both the gold and copper grades were higher than anticipated from previous historic drilling. The eight angled drill holes averaged 3 g/t gold equivalent or 2% copper equivalent over 120 meters (390 feet) average length. The main Central Zone deposit occurs as a series of stacked tabular zones with disseminated and replacement styles of sulfide mineralization within favorable volcanic and intrusive host rocks that begin at the surface and are separated by intervening intrusive units that are barren or contain lower grade mineralization. A second style of mineralization at the Southwest Zone is developed in a breccia body immediately south of the main deposit. Higher gold values tend to be associated with strong disseminated chalcopyrite mineralization while broad areas of more copper-rich mineralization appear to be associated with chalcopyrite and bornite.

In addition, drill hole DDH-441 intersected 65 meters (214 feet) of mineralized material grading 2.3 g/t gold equivalent or 1.4% copper equivalent in a new mineralized horizon below one of the unmineralized intervening intrusive units. This new zone is entirely open up and down dip, and to the south of the main deposit. Management believes that the discovery of this new mineralization demonstrates the potential to define significant new resources at the Galore Creek project both around and beneath the main Central and Southwest Zones, and in the 10 other surrounding target areas, as well as on the adjoining Copper Canyon property. Our current program should make 2004 an exciting year for exploration at the Galore Creek and Copper Canyon projects.

Current Exploration and Development Work

As the next phase of work, Hatch Engineering, an internationally recognized independent engineering firm, has been retained to complete an updated resource estimate and a Preliminary Economic Assessment Study. The study will examine mine development options, infrastructure, access and power alternatives, site layout, metallurgy, development timelines, as well as capital and operating costs. The results of this work will be available after the second quarter of 2004 and will guide the subsequent summer and fall field programs.

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Initial metallurgical testwork carried out on higher grade ore samples taken from the 2003 drill campaign demonstrates recoveries in excess of 70% for gold, 75% for silver and 90% for copper utilizing conventional copper/gold metallurgical processes. Based on this work, it is anticipated that gold and silver will be recovered in a 25% to 35% high quality copper concentrate with few impurities.

The Company’s current plan of identifying higher grade open pit and/or underground portions of the resource within the Galore Creek/Copper Canyon project area will accelerate payback of the initial mine capital. At a 30,000 tonnes per day milling rate Galore Creek could achieve an average annual production rate of over 200,000 ounces gold, 2 million ounces of silver, and 200 million pounds copper. With the silver and copper credits Galore Creek would likely produce gold at less than US$50 per ounce or if calculated with respect to copper at less than US$0.50 per pound of copper. A significant portion of the summer field program will be targeted on refining these higher-grade starter pit areas.

Following NovaGold’s approach of working closely with the native people in Alaska, the Company is actively engaged with community leaders in northwestern British Columbia. The Galore Creek project is located within the traditional territories of the Tahltan First Nation. The Tahltan have extensive current and historical experience with mining (including at Barrick Gold’s Eskay Creek mine) and support the responsible development of natural resources and other business ventures within their traditional territories. The Company is working closely with the Tahltan leadership to identify areas of concern and mutual interest regarding the development of Galore Creek, and to create opportunities for economic benefit for the community. The Company is also actively engaging local, Provincial and Federal Ministries regarding Galore Creek’s potential. At all levels of Government we are pleased to report a strong commitment to encouraging new resource development and to the Galore Creek project specifically.

Galore Creek is located in a mountainous valley roughly 30 kilometers from the Stikine River. The Provincial Land Resource Management Plan (LRMP) for the Galore Creek area (approved in 1999) designated the project area and its potential access corridors open for managed resource development. This completed planning and consultation process should significantly facilitate Environmental Assessment (EA) approval and project permitting. Based on discussions held with Government representatives to date, it is anticipated that final project approvals and permits could be completed in conjunction with a final Feasibility Study targeted for 2006. This target will be refined and adjusted based on the results of studies and consultation processes during the year ahead.

Outlook for 2004 and Beyond

With completion of the Preliminary Economic Assessment Study in June of 2004, a minimum 20,000 meter (60,000 foot) drill program is planned during the summer and fall to delineate higher grade mineralized zones within the currently defined resource, as well as to complete step-out drilling to possibly expand the known extent of mineralization. The Company also anticipates exploring several high priority exploration targets outside of the main resource area including the adjacent Copper Canyon property. A minimum budget of $5 million is planned at Galore Creek in 2004 with the objective to complete a Pre-Feasibility Study in early 2005.

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Yukon Properties

The Tintina Gold Belt crosses the Alaska-Yukon region in a broad arch and includes the famous Klondike and Fairbanks goldfields which historically produced nearly 20 million ounces of gold. Starting in 1990, six major new gold discoveries have been made in this belt containing another 20 million ounces of gold. The Fort Knox and True North mines near Fairbanks currently produce more than 400,000 ounces of gold per year from large scale open pit operations. The most recent discovery in the region is the 5.6 million-ounce high-grade Pogo Deposit that is schedule to begin construction this year. Many areas of the Tintina Gold Belt have good infrastructure with major highways and power-lines aiding mine development.

In 2003, the Company consolidated its early stage Yukon projects with properties held by Viceroy Resource Corp. to form NovaGold’s Canadian subsidiary company, SpectrumGold Inc. The SpectrumGold portfolio in the Yukon now includes: the McQuesten property in the historic Keno Hill district; the Brewery Creek property, recently operated as an open pit, heap leach mine by Viceroy; the Klondike property, 16 kilometers east of Brewery Creek; and the Sprogge and Harlan properties in Central and Eastern Yukon.

All of these Tintina Gold Belt properties are intrusive-related gold targets, with similar characteristics to the mineralized systems at the Fort Knox and Pogo Deposits, the largest and highest-grade gold deposits located on the Alaska side of the belt. Each of NovaGold's Tintina Gold Belt properties has at least one exploration target defined by a minimum one-kilometer long surface gold anomaly. This is comparable to the surface anomalies found over the Pogo or Fort Knox deposits when these deposits were in the early exploration stages prior to the drilling that discovered these two multi-million-ounce deposits. The common characteristics between NovaGold's properties and the known deposits are strong indications that potential for new multi-million-ounce discoveries may be found on these properties.

McQuesten Property

The highlight of exploration activity for the Company in the Yukon during 2003 was the completion of a 3000 meter (10,000 foot) diamond drill program on the McQuesten

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property. The property is located 40 kilometers northeast of the famous Keno Hill Mining District. By completing this drill program, the Company earned a 70% interest in the property from Eagle Plains Resources Ltd. The entire Keno Hill area has become a focus of renewed exploration with significant drilling on the adjacent properties in the area and renewed staking throughout the district.

The 2003 diamond drill program completed 17 core holes targeting widespread gold-bearing skarn style mineralization developed along a 1.4 kilometer long zone. Mineralized intervals were encountered in virtually all of the drill holes and are broadly continuous along strike. Gold grades appear to be related to both skarn development and the proximity to a series of high angle structural zones and thin felsic dikes encountered in the drilling and earlier trenching.

All of the holes encountered some gold mineralization commonly as native gold. Highlights include drill hole MQ03-09, which intercepted 7.7 meters grading 5.81 grams per tonne (g/t) and 7.8 meters grading 3.68 g/t gold, as well as MQ03-17 which intercepted 9.0 meters grading 1.03 g/t and 10.8 meters grading 1.94 g/t gold.

Currently, the Company is in discussions on McQuesten to potentially consolidate the property with adjacent properties for further exploration of this significant mineralized system.

Brewery Creek Property

The Brewery Creek property is located in the Northwestern Yukon near Dawson. Viceroy Resource Corp. operated an open pit-heap leach mine there until 2002 when the mine was closed due to low gold prices. Reclamation of the mine is nearly complete and remains the responsibility of the prior owners. During the summer of 2003 the Company initiated a major re-interpretation of the Brewery Creek property recognizing significant similarities to the Donlin Creek deposit in Alaska. As at Donlin Creek, mineralization at Brewery Creek is related to a series of high-level porphyritic dikes and sill like bodies that intrude sedimentary rocks including fine-grained carbonaceous shale, siltstone and sandstone.

Widespread mineralization occurs over 15 kilometers of strike length in a series of small, shallow oxide gold deposits discovered and exploited by Viceroy. Exploration by Viceroy focused almost exclusively on identification of shallow oxidized deposits consistent for a heap leach mining operation. Most of the exploration drilling was limited to 50 meters (150 ft.) depth. Viceroy did not test the potential for higher grade, sulfide resources deeper in the system.

As at Donlin Creek in Alaska, gold values at Brewery Creek are related to extensive alteration developed in and adjacent to the intrusive dikes and sills. On-going re-interpretation and mapping at Brewery Creek has identified several kilometric scale targets that have not been previously tested. The Company plans to complete a geophysical survey to further delineate the most promising mineralized structures followed by a minimum 2,000 meter (6,000 foot) initial drill program. The Company has budgeted $500,000 at Brewery Creek for the 2004 work program.

At the Company’s other Yukon properties Harlan, Klondike and Sprogge drill ready targets may either be joint ventured with other companies or directly advanced. Several options are currently being discussed and considered. The Tintina Gold Belt is another emerging gold region that NovaGold shareholders will be participating in through further exploration, discovery and production.

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Gold Resources

The table on the facing page sets forth NovaGold’s interest in the Measured, Indicated and Inferred gold mineral resources at each of its advanced stage properties in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities.

These mineral resource figures have been carefully prepared and verified by experienced and independent qualified third parties. These figures are estimates, however, and no assurance can be given that the indicated quantities of gold will be produced. None of the Company’s resources can currently be classified as a mineral reserve until the completion of at least a preliminary feasibility study.

Mineral Resource

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories:

An Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve

A Mineral Reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances or losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves:

A Probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant actors that demonstrate, at the time of reporting, that economic extraction can be justified.

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Mineral Resource Notes: These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System. For a more detailed description of the key assumptions, parameters and methods used in estimating resources, see NovaGold’s most recent Annual Information Form on file with Canadian securities authorities at www.sedar.com. Note that figures may not add due to rounding.

Measured, Indicated and Inferred Gold (Au), Silver (Ag) and Copper (Cu) Resources

	Ownership %	Resource Category	Cut-off Au g/t	Tonnes (M's)	Grade Au g/t	Grade Ag g/t	Grade Cu %	Equiv.(6) Grade Au g/t	Equiv.(6) Grade Cu %	Contained Ozs(000's)	NovaGold Net Au Ozs (000's)	NovaGold Net Ag Ozs (M's)	NovaGold Net Cu Lbs (M's)
Donlin Creek (1)	70%	Measured Indicated	1.5 1.5	7.9 109.5	3.1 2.9					799 10,343	240 3,103
		Total M&I		117.5	3.0					11,142	3,343
		Inferred	1.5	142.2	3.1					14,308	4,292
		Total		259.7	3.1					25,450	7,635

Rock Creek (2)	100%	Measured Indicated	1.0 1.0	3.0 3.4	2.8 2.7					273 282	273 282
		Total M&I		6.4	2.7					555	555
		Inferred	1.0	2.9	2.8					303	303

Saddle		Inferred	1.0	3.6	2.2					260	260
		Total		13.0	2.6					1,118	1,118

Shotgun (3)	100%	Inferred	0.5	32.8	0.93					980	490
		Total		32.8	0.93					980	490

Nome Gold (4)	100%	Measured Indicated		48.8 90.3	0.31 0.24					484 688	484 688
		Total M&I		139.1	0.26					1,172	1,172
		Inferred		156.5	0.21					1,066	1,066
		Total		295.5	0.24					2,237	2,237

Galore Creek (5)	56%	Measured Indicated	0.3%*	243.2	0.45	6.00	0.75	1.71	1.1	3,519	1,971	26.3	2,252
		Total M&I		243.2	0.45	6.00	0.75	1.71	1.1	3,519	1,971	26.3	2,252
		Inferred	0.3%*	70.6	0.63	6.00	0.59	1.64	1.0	1,430	801	7.6	514
		Total		313.8	0.49	6.00	0.71	1.70	1.1	4,949	2,771	33.9	2,766

Total M&I Total Inferred										16,388 18,347	7,040 7,212	26.3 7.6	2,252 514
Total										34,734	14,251	33.9	2,766

*equivalent Cu grade %

See numbered footnotes below on resource information. Resources are reported as net values to NovaGold after all project earn-ins. Notes: These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System. Total MI&I Gold Resources are potential gold resources that will require additional exploration to elevate the Inferred Resource components to the higher Measured and Indicated Resource categories.

Resource Footnotes

1.
The Measured, Indicated and Inferred resource estimates at Donlin Creek were updated April 2003 by AMEC E&C Services Limited (AMEC), Placer Dome and NovaGold. The model contains a total of 85,760 assays from 171,968 meters (564,200 feet) of drilling and trenching. Dr. Harry Parker, P.Geo. of AMEC and Mark Jutras, Senior Mining Engineer, for Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101.

2.
The Measured, Indicated and Inferred resource estimate at Rock Creek and Saddle were completed in 2000 by qualified persons, Phil St. George and Robert Prevost, with NovaGold Resources Inc. An independent Preliminary Economic Assessment Study (Scoping Study) was completed in August 2003 by Norwest Corporation on the Rock Creek project.

3.	The Inferred Resource estimate at Shotgun was completed in 1998 by qualified persons Phil St. George and Robert Prevost, with NovaGold Resources Inc.
4.	The Measured, Indicated and Inferred resource estimate at the Nome Gold Project was completed in year 1999 by qualified person, Norm Johnson, with Alaska Gold Company
5.
The Galore Creek Project is operated by SpectrumGold Inc., a 56% owned subsidiary of NovaGold Resources Inc. The Measured, Indicated and Inferred resource estimate at Galore Creek was previously estimated by Kennecott, Canada in 2002.

6.
Gold and Copper equivalent calculations use metal prices of US$350/oz for gold, US$5/oz for silver and US$0.80/lb for copper and reflect gross metal contents that have not been adjusted for metallurgical recoveries.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Management’s Discussion and Analysis

General

The following information should be read in conjunction with the Company’s November 2003 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

Description of Business

NovaGold Resources Inc. (NovaGold or the Company) is a natural resource Company focused on the exploration and development of gold properties in North America. The Company’s operations since 1998 have been focused on exploration and development opportunities in Alaska, USA, and the Yukon and British Columbia, Canada including two of the largest undeveloped gold (Donlin Creek) and gold-silver-copper (Galore Creek) deposits in North America. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol "NG" and the Company’s controlled subsidiary, SpectrumGold Inc. (SpectrumGold) is listed on the Toronto Stock Exchange under the symbol "SGX".

The Company’s major mineral properties are:

  a joint venture interest in the Donlin Creek gold property in Alaska, the Galore Creek gold-silver-copper property in Northwest British Columbia held through SpectrumGold, and the Rock Creek and Nome Gold properties near Nome, Alaska.

Donlin Creek

The Company’s largest project is the Donlin Creek property which contains a measured and indicated resource estimated at 11 million ounces of gold and an inferred resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. The Company’s 70% interest in Donlin Creek is held through a joint venture with Placer Dome US (Placer Dome). Placer Dome became manager of the joint venture effective November 2002 and can earn a 70% interest (diluting NovaGold to 30%) in the joint venture by expending US$32 million on the property, completing a feasibility study and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. At the current daily production throughput of 30,000 tonnes per day being contemplated the property would produce at least 1,000,000 ounces per annum of gold for multiple years.

Galore Creek

The Company’s Galore Creek property is held under a 100% option by NovaGold’s subsidiary SpectrumGold, and contains an indicated resource estimated at 3.6 million ounces of gold and 4.0 billion pounds of copper and an inferred resource estimated at 1.4 million ounces of gold and 0.9 billion pounds of copper, and is one of the largest undeveloped gold-copper resources in North America. The grade of resources defined on the property by the previous owners averaged 0.5 grams per tonne (g/t) of gold, 6 g/t of silver and 0.7% copper or equivalent to 1.7 g/t

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gold using US$350/oz gold, US$5/oz silver and US$0.80/lb copper. Drilling on the property by SpectrumGold, subsequent to optioning the property in August 2003, intercepted significant thicknesses of higher grades than the average resource grades over four different zones, including 148 metres of 3.0 g/t gold equivalent, 164 metres of 3.5 g/t gold equivalent, 159 metres of 2.6 g/t gold equivalent, 185 metres of 2.2 g/t gold equivalent and 123 metres of 3.8 g/t gold equivalent. At November 30, 2003, NovaGold owned 56.4% of the issued shares of SpectrumGold.

Rock Creek Property

The Rock Creek property is held 100% by NovaGold and contains a measured and indicated resource estimated at 0.55 million ounces of gold and an inferred resource estimated at 0.56 million ounces of gold. The property is located near the town of Nome, Alaska. The independent engineering firm Norwest Corporation completed a Preliminary Economic Assessment Study on the Rock Creek property for the Company in August 2003 and the Company has since initiated a Feasibility Study to evaluate the economics for the development of a mine on the property.

Nome Gold

The Nome Gold property is also located near Nome, Alaska and contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. More than 4 million ounces of gold have been extracted from the property since its discovery around 1900. Mining was shut-down on the project in 1998 due to low gold prices at the time. The Company is planning in 2004 to undertake exploration and engineering evaluations of the viability of restarting mining operations at the property using modern mining and milling techniques.

Results of Operations

Revenues from the Company’s land and gravel sales, gold royalties and other revenues were $1.2 million during the year ended November 30, 2003 compared with $2.1 million in 2002 and $2.8 million in 2001. The revenues were lower largely because of reduced land sales, offset in part by increased gravel sales and other revenues from services. The Company anticipates a significant land sale for the expansion of the Nome airport in 2004.

The Company had a net loss for the year ended November 30, 2003 of $7.0 million (or $0.14 per share) as compared to a net loss of $3.5 million (or $0.10 per share) in 2002 and a net loss of $0.5 million (or $0.02 per share) in 2001. The increased loss from 2002 to 2003 was due mainly to the $0.8 million reduction in net revenue, the $0.7 million increase in mineral property write-downs, the increased foreign exchange losses of $1.4 million, and a net increase of $0.4 million in overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees. The increase in losses from 2001 to 2002 resulted from the significant increase in activities that arose from the four fold increase in expenditures at the Donlin Creek property.

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Expenses

Expenses increased from $3.0 million in 2001, to $5.5 million in 2002 and $8.3 million in 2003. The increase in expenses from 2002 to 2003 was due mainly to the increase from $0.9 million in 2002 to $1.6 million in 2003 in mineral property write-downs, resulting mainly from the $1.5 million write-down of the Company’s Yukon properties on their transfer to SpectrumGold, and the reversal from a foreign exchange gain of $0.3 million in 2002 to a foreign exchange loss of $1.1 million in 2003 mainly due to the effect of the strengthening of the Canadian dollar during the year on the Company’s US dollar cash positions early in 2003. The increase in expenses from 2001 to 2002 resulted from the significant increase in activities that arose from the increased expenditures at the Donlin Creek property.

Overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees increased by $0.4 million from 2002 to 2003.

During 2003 the mix of these costs changed significantly with more work carried out by staff members and less by outside consultants. General and administrative costs increased by $0.6 million and wages and benefits increased by $1.0 million due to the hiring of full time permanent staff, but professional fees were reduced by $0.6 million and corporate development and communications expenses were reduced by $0.6 million, particularly as a result of reducing external investor relations and consulting activities.

In 2003, the Company wrote down its Yukon properties by $1.5 million on the transfer of these assets to SpectrumGold to equate to the fair value of the British Columbia properties transferred into SpectrumGold by Viceroy Resource Corporation, now Quest Capital Corp. In 2003, the Company elected to cease exploration on the North Donlin property located nearby Donlin Creek in Alaska and wrote-off $0.1 million of accumulated exploration expenditures. In 2002, the Company wrote-off the accumulated mineral property acquisition and related deferred exploration costs of $0.9 million associated with the Caribou property in Alaska and the German Creek property in the Yukon. In 2001, the Company recorded a write-down of the accumulated mineral property costs for the Sewell Brook property in New Brunswick of $0.6 million.

Liquidity and Capital Resources

During fiscal 2003, the Company used $5.0 million in operating activities of which $0.6 million resulted from changes in non-cash working capital and the remainder resulted from the loss in the year. In 2002 the Company used $1.4 million in operating activities compared with $0.9 million provided from operating activities in 2001.

During fiscal 2003, the Company generated $46.1 million from financing activities which came entirely from the proceeds of share issuances. On October 1, 2003, the Company completed a private placement and issued 7,000,000 units at $5.00 per unit for proceeds of $33.1 million, net of share issuance costs of $1.9 million. Each whole unit comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Company at a price of $7.00 on or before October 1, 2008. In 2003 the Company also received $10.8 million from the exercise of previously issued warrants and $2.2 million from the exercise of stock options. In 2002, net cash generated by financing activities was $35.6 million of which $31.6 million came from two private placements of units at $3.50 and $5.10 per unit respectively and the Company received proceeds of $2.0 million through exercise of options and $2.0 million through the exercise of warrants.

During 2003, the Company used $0.8 million on investing activities. During 2003 the Company spent $7.3 million on exploration and development, of which $5.6 million was spent on a significant drilling program at Rock Creek, $1.1 million was spent on initial drilling at Galore Creek and $0.5 million on a drilling program at the McQuesten property which earned the Company a 70% interest in that property. The Company transferred its Yukon assets into SpectrumGold in 2003 and initially held less than 50% of SpectrumGold. Subsequently NovaGold participated in number of private placements in SpectrumGold and at November 30, 2003 owned 56% of the company. The share transactions in SpectrumGold gave rise to several net fair value adjustments. In 2002 and 2001 the Company incurred $14.0 million and $3.4 million respectively on exploration and development. In both 2002 and 2001 the primary focus of expenditures was on the Donlin Creek property in Alaska, USA. In 2002 the Company exceeded US$10 million of expenditures on the Donlin Creek gold property, and thereby earned a 70% interest in the property from Placer Dome, subject to certain back-in rights which Placer Dome subsequently elected.

In August 2003, SpectrumGold signed an option agreement to acquire a 100% interest in the Galore Creek property. SpectrumGold can acquire the property by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the parties totalling US$20.3 million over an eight-year period. The initial payment was US$50,000 and subsequent payments are scheduled on or before October 26 of each year as follows: 2004-US$0.1 million; 2005-US$0.15 million; 2006-US$7.5 million; 2007 to 2011-US$2.5 million per year.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions.

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

On an ongoing basis, management evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions. The Company’s accounting policies are described in note 2 to the consolidated financial statements.

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Risk Factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized.

Gold Price Volatility

The market price for gold is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of gold.

Outlook

At November 30, 2003 the Company had cash and cash equivalents of $59.7 million. The Company anticipates that all its currently planned expenditures for 2004 will be met from its existing cash balances. The Company has been negotiating a significant land sale from its property holdings in Nome, Alaska. Although no agreement has yet been signed, it is anticipated that this land sale will be finalized in 2004 and may generate up to $10 million net to the Company.

The Company currently plans to expend at least $12 million on exploration and development on its existing properties in 2004. In addition, separate from the expenditures by NovaGold, Placer Dome plans to spend US$6 million at the Donlin Creek property in 2004 completing a pre-feasibility study on the property, refining production flow-sheets and commencing the final Feasibility Study in conjunction with the start of the permit process in the second half of the year. At the Galore Creek property the Company plans to expend at least $5 million completing both an updated geologic model and resource estimate, and a scoping study, and subsequently initiating a minimum 20,000 metre drill program to delineate higher grade mineralized zones within the currently defined resource, as well as to undertake step-out drilling to possibly expand the known extent of mineralization. The Company also

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

anticipates exploring several high priority exploration targets outside of the main resource area including at the adjacent Copper Canyon property. Depending on the success of this work at Galore Creek the Company may allocate more funds in 2004.

During 2004 at the Rock Creek property the Company anticipates spending up to US$5 million on work leading to a possible production decision by 2006. At the Company’s Nome Gold property the Company anticipates undertaking new studies on the potential of developing a mine at the property. Costs for this are not expected to exceed US$0.5 million.

In 2003 the Company expended $5 million on general and administrative costs, professional fees, salaries and corporate development. The Company anticipates spending a similar amount in 2004 which should be fully covered by the Company’s revenue producing activities if the major land sale completes successfully during the year.

The Company carries out activities in Canada and the United States. The majority of the Company’s properties are not yet in production, consequently the Company’s earnings or loss per share is not a significant factor to the investors in the Company. Although the Company’s revenues are denominated entirely in US dollars and a portion of the expenses are incurred in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominantly in Canadian funds and the Company therefore does not anticipate being materially susceptible in 2004 to currency variations therefore no sensitivity analysis has been provided.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no long term debt obligations. Most of the Company’s expenditures on its properties are of a discretionary nature. At November 30, 2003 the Company’s commitments for operating leases totalled $0.5 million spread evenly over the period 2004 through 2008. The Company has no significant financial or other instruments except that its cash funds may be invested in high quality commercial or bank paper, currently with interest rates varying from 2.3% to 2.8% with a tenor of less than three months that may be readily liquidated. Although the Company has currently significant cash resources, because of current low interest rates the Company is not particularly susceptible to changes in interest rates.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management Discussion and Analysis but occur elsewhere in the Annual Report as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Consolidated Financial Statements
November 30, 2003, 2002 and 2001

Management’s Responsibility for Financial Reporting

To the Shareholders of NovaGold Resources Inc.

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors’ report outlines the scope of their audit and their opinion on the consolidated financial statements.

[signed: Rick Van Nieuwenhuyse]	[signed: R. J. (Don) MacDonald]

Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer
March 3, 2004

Auditors’ Report

To the Shareholders of NovaGold Resources Inc.

We have audited the consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended November 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended November 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

[signed: PricewaterhouseCoopers LLP]

Chartered Accountants

Vancouver, B.C.
Canada
March 3, 2004

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Consolidated Balance Sheets
As at November 30, 2003 and 2002

	in thousands of Canadian dollars

	2003	2002
	$	$
Assets
Current assets
Cash and cash equivalents	59,747	20,387
Restricted cash	54	-
Accounts receivable	189	2,021
Amounts receivable from related party (note 12(a))	13	128
Inventory - other	99	92
Deposits and prepaid amounts	733	264
	60,835	22,892
Officer loan receivable (note 12(a))	215	227
Land	1,683	1,552
Property, plant and equipment (note 4)	660	337
Mineral properties and related deferred costs (note 6)	36,330	27,403
Investments (note 5)	130	207
Reclamation deposit (note 8(b))	105	105
	99,958	52,723
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,775	6,106
Loan payable (note 7)	200	200
Provision for reclamation costs (note 8)	1,136	-
	6,111	6,306

Deferred tenant inducements	119	-
Provision for reclamation costs (note 8)	536	1,496
Minority interest (note 3)	9,130	-
	15,896	7,802
Shareholders’ equity
Share capital (note 9) - no par value
Authorized
100,000,000 common shares and 10,000,000 preferred shares
Issued
53,026,814 common shares (2002- 42,494,815)	157,475	111,404
Contributed surplus	820	820
Stock-based compensation (note 9(d))	23	-
Deficit	(74,256)	(67,303)
	84,062	44,921
	99,958	52,723
Nature of operations (note 1)
Commitments and contingencies (note 11)

[signed: Rick Van Nieuwenhuyse]		[signed: James Philip]
	Director		Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Consolidated Statements of Operations and Deficit
For the years ended at November 30, 2003, 2002 and 2001

	in thousands of Canadian dollars

	2003	2002	2001
	$	$	$
Revenue
Land, gravel, gold and other revenue	1,246	2,124	2,800
Interest income	346	196	24
	1,592	2,320	2,824

Cost of sales	333	238	293
	1,259	2,082	2,531

Expenses and other
Corporate development and communication	772	1,425	611
Exploration	120	-	-
Foreign exchange (gain) loss	1,111	(303)	167
Gain on settlement of convertible royalty	-	(105)	-
General and administrative	1,834	1,209	476
Interest on convertible debt instruments	-	62	324
Murray Brook mine site maintenance	-	39	145
Professional fees	836	1,401	463
Stock-based compensation (note 9(d))	23	-	-
Wages and benefits	1,927	898	430
Write-down of mineral properties	1,586	913	565
Write-down of investments (note 5)	105	-	75
Write-off of accounts payable	-	-	(231)
	8,314	5,539	3,025

Loss from equity investment (note 3)	(36)	-	-
Minority interest (note 3)	138	-	-
Loss for the year	(6,953)	(3,457)	(494)
Deficit - Beginning of year	(67,303)	(63,846)	(63,352)
Deficit - End of year	(74,256)	(67,303)	(63,846)

Loss per share (note 10)
Basic and diluted	(0.14)	(0.10)	(0.02)

Weighted average number of shares	48,683,103	35,929,200	24,790,510

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Consolidated Statement of Cash Flows
For the years ended at November 30, 2003, 2002 and 2001

	in thousands of Canadian dollars

	2003	2002	2001
	$	$	$

Cash flows from (used in) operating activities
Loss for the year	(6,953)	(3,457)	(494)
Items not affecting cash
Accretion of interest on convertible instruments	-	62	222
Amortization	158	275	233
Foreign exchange loss	773	60	38
Gain on settlement of convertible royalty	-	(105)	-
Loss from equity investment	36	-	-
Minority interest	(138)	-	-
Reclamation expenditures	-	-	(91)
Stock-based compensation	23	-	-
Write-down of mineral properties	1,586	913	565
Write-down of investments	105	-	75
	(4,410)	(2,252)	548
Net change in non-cash working capital
(Increase) decrease in accounts receivable, deposits
and prepaid amounts	1,517	(1,564)	(705)
(Increase) decrease in inventory	(7)	(81)	80
Increase (decrease) in accounts payable and accrued liabilities	(2,102)	2,460	982
	(5,002)	(1,437)	905
Cash flows from financing activities
Proceeds from issuance of common shares - net	46,071	36,734	3,663
Repayment of convertible debenture	-	-	(690)
Repayment of convertible royalty	-	(1,139)	(185)
Directors’ loans	-	-	(270)
	46,071	35,595	2,518
Cash flows used in investing activities
Acquisition of property, plant and equipment	(612)	(229)	(13)
Tenant inducements	119	-	-
Acquisition of subsidiary (note 3)	(2,213)	-	-
Cash acquired with subsidiary (note 3)	1,504	-	-
Financing of subsidiary (note 3)	7,048	-	-
Increase in restricted cash	(54)	-	-
Expenditures on mineral properties and related deferred costs - net	(7,296)	(13,964)	(3,404)
Increase in accounts payable and accrued liabilities	679	-	-
	(825)	(14,193)	(3,417)

Effect of exchange rate changes on cash and cash equivalents	(884)	-	-
Increase in cash and cash equivalents during the year	39,360	19,965	6
Cash and cash equivalents - Beginning of year	20,387	422	416
Cash and cash equivalents - End of year	59,747	20,387	422

Supplemental non-cash financing and investing activities (note 15)

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

1. Nature of operations

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company plans to fund its operations and activities in the upcoming year from existing working capital. The Company has ongoing sand and gravel resource revenues and intends to develop and sell its land in the Nome, Alaska area. The Company will periodically have to raise additional funds to complete its exploration and future development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2. Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc., its controlled subsidiary, SpectrumGold Inc. (SpectrumGold) and its material wholly owned subsidiaries, Alaska Gold Company and NovaGold Resources Alaska, Inc.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada. As described in note 16, these principles differ in certain material respects from accounting principles generally accepted in the United States. All inter-group transactions are eliminated on consolidation.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered over time. Gold royalties and incidental gold production revenues earned from placer mining activities carried out on the Company’s land and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

Inventories

Inventories are valued at the lower of average cost and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straightline basis at annual rates of 30% and 20%, respectively.

Investments

The Company accounts for its investments in shares of other resource companies as long-term investments. They are recorded at cost unless an other-than-temporary decline in value has been determined, in which case they are written down to market value.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

2. Accounting policies (cont.)

Land and gravel resource

Land is recorded at cost, and at the time of acquisition, cost is allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Revenue is recorded upon transfer of title to the purchaser and cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists, and if impairment is determined the costs would be written down to recoverable value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Gravel property is recorded at cost and is being amortized at the straight-line rate of 10% per year, which is estimated to approximate the useful life of the estimated resources.

Mineral properties and related deferred costs

Exploration costs are charged to operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized. The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned, or become impaired.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscount-ed basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value in accordance with the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063 “Impairment of Long-Lived Assets” which the Company adopted on December 1, 2002. This has not impacted the financial statements.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify legal title to mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Mineral property option and royalty agreements

Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the Company’s option and royalty payments received are in excess of costs incurred and are then credited to income.

Reclamation costs

Effective December 1, 2002, the Company adopted the new standard of the CICA relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard the liability is accreted over time through periodic charges to earnings. A corresponding increase to the

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

carrying amount of the related asset is recorded and depreciated over the life of the asset.

The implementation of this standard was not material to the Company.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Earnings per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the "treasury stock" method in the calculation of diluted earnings per share for all years presented. The exercise of outstanding stock options, warrants and convertible securities would be anti-dilutive.

Financial instruments

The fair values of the Company’s monetary assets and liabilities approximate their carrying values except for the loan payable and interest accrued to the Province of New Brunswick (note 7), the fair value of which cannot be determined.

Stock option plan

The Company has a stock option plan which is described in note 9(d).

Effective December 1, 2002, the Company adopted the new recommendations for accounting for stock options as required by CICA Handbook Section 3870 Stock-based Compensation and other Stock-based Payments ("CICA 3870"). As permitted by CICA 3870, the Company has elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options to employees and directors under our stock-based compensation plan. Accordingly, no compensation costs are recognized for employee’s and director’s stock options whose exercise price was equal to the market price on the date of the grant. Options granted to non-employees are recognized as an expense at fair value.

The Company plans to adopt the revised requirements of CICA Handbook Section 3870 on December 1, 2003 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported periods. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ from those reported.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

3. Business acquisition

On June 30, 2003, the Company acquired a 42.86% interest in SpectrumGold pursuant to an agreement whereby the Company contributed mineral properties located in the Yukon and cash of $500,000 in exchange for 6,000,000 common shares or 42.86% of SpectrumGold. The Company initially accounted for this investment using the equity method from this date until it acquired a controlling interest on August 12, 2003.

On August 12, 2003, the Company acquired an additional 16.31% for a total of 59.17% interest in SpectrumGold by purchasing 2,284,425 shares for cash of $1,713,000 from Quest Capital Corp. (Quest). This acquisition was accounted for using the purchase method and the results of operations for SpectrumGold are included in the Company’s consolidated financial statements from this date.

On October 8, 2003, the Company acquired an additional 8.17% for a total of 67.34% interest in SpectrumGold by purchasing 3,500,000 shares for cash of $2,625,000 directly from SpectrumGold.

In June 2003, SpectrumGold indirectly completed a special warrant financing for 3,383,500 special warrants at $0.40 per special warrant. The $1,353,400 received from the financing was held in escrow and reflected in SpectrumGold’s financial statements as both a current asset and current liability, subject to release of the funds to SpectrumGold under certain conditions. Among the conditions of financing, the funds would be released to SpectrumGold automatically if SpectrumGold was listed on a Canadian stock exchange by a fixed date. SpectrumGold was listed on the Toronto Stock Exchange on October 27, 2003 and the funds were released at that time and 3,383,500 shares of SpectrumGold were issued to special warrant holders reducing the Company’s interest in SpectrumGold to 56.43%.

On November 21, 2003, SpectrumGold completed a private financing and issued 2,000,000 common shares for proceeds of $5,695,000, net of share issuance costs of $505,000. Contemporaneously, the Company acquired an additional 2,080,000 shares at $3.10 per share and 500,000 shares at $3.45 per share for total cash of $8,173,000 and maintained 56.41% ownership in SpectrumGold.

SpectrumGold has an August 31 year end. The deficit for the period between August 12, 2003 to November 30, 2003 of $319,000 has been consolidated into the Company’s statement of operations and deficit.

The values assigned to the net assets acquired August 12, 2003 are as follows:

$

Cash	1,504
Restricted cash	1,353
Other receivables	27
Mineral properties[1]	2,290
Restricted cash	(1,353)
Amounts payable	(379)

Net assets acquired	3,442
1 Fair value adjustment of $1,142,000 was allocated to the Galore Creek property (see note 6).

Additional investments made in SpectrumGold resulted in an additional net fair value adjustment of $813,000 for a total fair value adjustment of $1,955,000 allocated to the Galore Creek property.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

4. Property, plant and equipment

	in thousands of Canadian dollars

			2003
		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	364	150	214
Office furniture and equipment	367	127	240
Leasehold improvement	153	13	140
Gravel resource	740	674	66
	1,624	964	660

			2002

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	915	824	91
Office furniture and equipment	249	143	106
Gravel resource	740	600	140
	1,904	1,567	337

5. Investments
	in thousands of Canadian dollars

	2003	2002
	$	$

250,000 shares of TNR Gold Corp., formerly TNR Resources Ltd. (TNR), received
as part of options on the Rock Creek and Shotgun.	85	162
Other investments	45	45
	130	207

At November 30, 2002, the Company held 750,000 shares of TNR with a cost of $162,000 and an additional 250,000 shares of TNR were received during the year. TNR consolidated their shares on a 4:1 basis and changed their name to TNR Gold Corp. The reduction in share price resulted in a permanent write-down of $105,000 to the investment.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

5. Investments (cont.)

Included in other investments is an investment of 1,000,000 shares of New Island Resources Inc. with a quoted market value of $120,000 and a carrying value of $40,000.

Also included within other investments is an investment of 126,625 shares (cost - $5,000; market value - $265,000) in Etruscan Resources Incorporated (Etruscan). The Province of New Brunswick holds the Company’s shares of Etruscan pending the settlement of outstanding mining taxes aggregating $366,000 (2002 - $363,000).

6. Mineral properties and related deferred costs

For the year ended November 30, 2003:	in thousands of Canadian dollars

	Balance		Recovery	(1),		Balance
	November 30,		option (2)	or		November 30,
	2002	Expenditures	write-down	(3)		2003
	$	$		$		$

Alaska, USA
Donlin Creek	17,384	1,417	(1,382)		(1)	17,419
Rock Creek	3,142	5,553	-			8,695
Nome Gold	55	87	-			142
Shotgun	4,260	46	(25)		(2)	4,281
North Donlin	84	-	(84)		(3)	-
Other	-	181	-			181

Yukon and British Columbia, Canada [1]
Galore Creek (note 3)	-	3,019	-			3,019
Brewery Creek	-	1,127	-			1,127
Harlan	689	1	(657)		(3)	33
Klondike	92	1	(88)		(3)	5
McQuesten	902	484	-			1,386
Sprogge	795	1	(758)		(3)	38
Other	-	4	-			4
	27,403	11,921	(2,994)			36,330
1 The properties in the Yukon and British Columbia are held by SpectrumGold.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

For the year ended November 30, 2002:	in thousands of Canadian dollars

	Balance		Recovery (1),		Balance
	November 30,		option (2) or		November 30,
	2001	Expenditures	write-down (3)		2002
	$	$	$		$

Alaska, USA
Donlin Creek	3,277	14,107	-		17,384
Shotgun	4,271	37	(48)	(2)	4,260
Rock Creek	3,375	393	(626)	(1)(2)	3,142
Caribou	735	-	(735)	(3)	-
North Donlin	84	-	-		84
Nome Gold	46	9	-		55

Yukon, Canada
Harlan	689	-	-		689
Klondike	92	-	-		92
McQuesten	810	92	-		902
Sprogge	795	-	-		795
German Creek	178	-	(178)	(3)	-

	14,352	14,638	(1,587)		27,403

a) Donlin Creek, Alaska

On July 14, 2001, the Company signed an agreement with Placer Dome U.S. Inc. (Placer Dome) to acquire a 70% interest in the Donlin Creek gold deposit located in Southwest Alaska.

i) Under the terms of the agreement, the Company could earn a 70% interest in the project by expending at least US$10 million over a 10-year period from the date of the agreement. On November 13, 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit, and a joint venture between the Company and Placer Dome was effectively established as of that date. The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of pay-back or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect, within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share of capitalized costs spent on the project to that date by the Company and Placer Dome.

ii) On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending three times the Company’s expenditures to November 13, 2002 toward project development (a total of US$31.9 million), completing a project feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

6. Mineral properties and related deferred costs (cont.)

ounces of gold per year, all before November 14, 2007.

Under this option, Placer Dome will not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company is not required to contribute any additional funding until Placer Dome completes the US$31.9 million expenditure, and at the Company’s election, Placer Dome is required to assist the Company with financing for the Company’s share of construction costs.

b) Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (Alaska Gold), the Company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest - Rock Creek and part of the Nome Gold Project.

The Company entered into an agreement dated June 1, 2002 with TNR whereby TNR could earn a 49.9% interest in the Rock Creek project by paying US$0.05 million to the Company, issuing 500,000 shares to the Company, of which 500,000 (pre-consolidated 4:1) were issued, and expending US$0.95 million by May 31, 2003, US$3 million by May 31, 2004 and US$6 million by May 31, 2005. On April 23, 2003, TNR elected to terminate its right to earn an interest in the Rock Creek project and the project is being advanced on a 100% basis by the Company.

c) Nome Gold, Alaska

The Company owns a large area of the coastal plain adjacent to the city of Nome that is underlain by unconsolidated sand and gravel deposits containing alluvial gold.

d) Shotgun, Alaska

In 1998, the Company acquired a 49% interest in the Shotgun group of claims and Sleitat group of claims located in Southwest Alaska at a cost of US$0.9 million. On July 2, 1998, the Company entered into a letter of agreement for a joint venture for the exploration and development of the Shotgun group of claims with Teck-Cominco Limited (Teck-Cominco), owner of a 51% interest in the claims. On June 21, 2001, the Company acquired a 100% interest in the Shotgun group of claims from Teck-Cominco. Teck-Cominco retains a 5% net proceeds interest in the Shotgun group of claims and received a 50% interest in the nearby Sleitat tin deposit subject to a 5% net proceeds interest to the Company.

Effective May 1, 2002, the Company entered into a restated development and option agreement with TNR where TNR could earn up to a 50% interest in the Shotgun group of claims by spending US$3 million on exploration and development by May 31, 2006. TNR must complete exploration expenditures of US$0.25 million by May 31, 2003, US$0.75 million by May 31, 2004, US$1 million by May 31, 2005, and US$1 million by May 31, 2006 and issue 250,000 TNR shares to the Company each year of the option. TNR can earn an additional 20% by expending an additional US$6 million by May 31, 2009; upon completion of TNR’s second option the Company has a one-time back-in option to regain a 50% interest by agreeing to expend the next US$8 million on project development within two years. If the Company elects not to exercise its one-time back-in option, TNR will issue an additional $1 million of shares to the Company to earn the additional 20%.

On April 23, 2003, the option agreement was amended to provide that TNR must complete exploration expenditures of US$100,000 by May 31, 2003 and US$900,000 by May 31, 2004. In addition, the obligations of TNR to issue common shares were amended to provide that TNR will issue $125,000 of TNR common shares on or

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

before May 1, 2003, $250,000 of TNR common shares on or before May 1, 2004 and $500,000 of TNR common shares on or before each of May 31, 2005 and May 31, 2006 with the total number of TNR shares not to exceed 1,000,000. TNR has agreed to engage the Company as consultant to manage the exploration, development and related work on the Shotgun property on behalf of TNR during the first option period.

e) Galore Creek, British Columbia

On July 31, 2003, SpectrumGold entered into an option agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) to acquire all the shares of Stikine Copper Limited which owns the Galore Creek gold-silver-copper deposit located in Northwestern British Columbia. Under the option, SpectrumGold can acquire a 100% interest in Stikine for a purchase price of US$20.3 million. SpectrumGold may exercise the option at any time over an eight-year period. In order to keep the option in good standing, SpectrumGold has agreed to expend up to US$0.2 million on remediation work on the property prior to October 26, 2004 and to make annual payments. The initial payment was US$50,000 and subsequent payments are scheduled on or before October 26 of each year as follows: 2004 - US$0.1 million; 2005 - US$0.15 million; 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million per year. If SpectrumGold has not exercised the option or terminated the agreement prior to October 26, 2006, SpectrumGold will be required to complete a pre-feasibility study prior to October 26, 2007.

On September 8, 2003, SpectrumGold entered into an agreement in principle with Eagle Plains Resources Ltd. (Eagle Plains) to acquire up to an 80% interest in the Copper Canyon gold-silver-copper property adjoining the Galore Creek project. SpectrumGold has an option to acquire a 60% interest in the project by completing $3 million in exploration expenditures by no later than the tenth anniversary of the final earn-in agreement with minimum annual expenditures of $300,000 per year. In addition, SpectrumGold must issue 400,000 shares of SpectrumGold over the first three years following execution of the formal earn-in agreement, of which 100,000 shares will be issuable upon such execution and 100,000 shares on each of the next three anniversary dates thereafter. SpectrumGold may earn an additional 20% interest in the project for a total of 80% by paying Eagle Plains $1 million and completing a feasibility study on the project by no later than the eighth anniversary of the final earn-in agreement. SpectrumGold, until it has completed its earn in, will be responsible for 100% of the payments to the underlying property owner. Under the underlying agreement the property owner is selling his interest for total payments of $250,000 and cumulative exploration expenditures of $500,000 to be made by May 30, 2008, subject only to retaining a 2% net smelter royalty after these payments are made. Once commerical production commences SpectrumGold has a right to purchase 50% of the net smelter royalty for $1 million and an additional 25% of the net smelter royalty for a further $1 million.

Subsequent to November 30, 2003, a formal earn-in agreement has been signed and 100,000 shares of SpectrumGold were issued.

f) Brewery Creek, British Columbia

SpectrumGold acquired an option from Viceroy Resource Corporation, now Quest, to acquire certain mining claims and leases around the Brewery Creek mine by expending $750,000 on exploration on the properties by June 30, 2006. The Company also has the right to purchase certain mining assets and infrastructure at the Brewery Creek mine, any time after December 31, 2004 and before July 1, 2008, for $1.6 million, less the attributed value of any mining assets sold prior to the exercise.

g) Yukon properties

McQuesten, Yukon

The Company acquired an option in the McQuesten property as outlined in an option agreement with Eagle Plains and Miner River Resources Ltd. This agreement allowed the Company to earn a 70% interest

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

6. Mineral properties and related deferred costs (cont.)

in the property by expending $0.88 million on the property, making all annual property payments to the underlying property owner and by completing a 10,000 foot drilling program by October 1, 2003. A 2% net smelter royalty has been granted on future production from the property. The Company completed its obligations under the option agreement and earned a 70% interest in the project from Eagle Plains. A formal joint venture between the parties was entered into on December 1, 2003. The joint venture must make minimum annual royalty payments in the amount of $0.02 million commencing in 2003.

Sprogge, Yukon

The Company has assumed Quest’s interest in an option/joint venture agreement with Battle Mountain Canada Ltd. This agreement provides the Company with a 60% interest in the property. Under the terms of the agreement, the Company has been designated as the operator with respect to exploration programs for the property. The Company’s interest in the property increases as it funds the ongoing exploration and development expenditures. At November 30, 2003, the Company’s interest in the property was approximately 77%.

7. Loan payable

A loan with a principal amount of $200,000 (2002 -$200,000) is payable to the Province of New Brunswick and bears interest at a rate of 10.7% per annum. The loan was made to Murray Brook Resources Inc. and is guaranteed by the Company. The loan was repayable in 1993; however, no payments have been made on this loan. As at November 30, 2003, the Company has accrued $468,000 (2002 -$400,000) of interest payable in respect of this loan which is included in accounts payable and accrued liabilities.

8. Provision for reclamation costs	in thousands of Canadian dollars

	2003	2002
	$	$

Current
Galore Creek	260	-
Murray Brook	80	-
Nome Gold	796	-
	1,136	-
Long Term
Murray Brook	-	53
Nome Gold	536	1,443
	536	1,496

a) Galore Creek

Under the Galore Creek option agreement, SpectrumGold is required to spent up to $260,000 (US $200,000) in reclamation and remediation work on the property in order to keep the option in good standing.

SpectrumGold anticipates that this work will be carried out before October 26, 2004.

b) Murray Brook

As at November 30, 2003, the Company had reclamation

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

deposits with the Province of New Brunswick totalling $105,000 (2002 - $105,000). Management estimates that the provision of $80,000 adequately provides for future reclamation costs of the site.

c) Nome Gold

A provision totalling $1.3 million has been recorded for the future reclamation of the Company’s land holdings in the Nome area of Alaska. The provision was originally determined by internal cost estimates of the prior owners of Alaska Gold and has been confirmed by third parties. Management estimates that any future liability for reclamation that would currently be required has been fully provided for with this provision. The Company anticipates that the long term portion will be incurred in two years time and that discounting the cash flows will have no material affect.

9. Share capital

Authorized
100,000,000 common shares, no par value	in thousands of Canadian dollars
10,000,000 preferred shares issuable in one or more series
	Number of	Ascribed
Issuance of common shares	Shares	value
		$

Balance at November 30, 2000	23,336,762	69,100
Issued in 2001
For cash pursuant to private placements ((a) below)	3,385,500	3,201
For cash pursuant to option agreements ((d) below)	601,200	462
For conversion of debenture ((b) below)	2,468,220	1,875
In settlement of commitments	175,000	26
Common stock pledged as loan security	-	(270)

Balance at November 30, 2001	29,966,682	74,394
Issued in 2002
For cash pursuant to private placements ((a) below)	8,253,040	31,551
For cash and to finance the conversion of convertible royalty ((b) below)	319,543	1,192
For cash pursuant to option agreements ((d) below)	2,220,300	1,955
For cash pursuant to warrant agreements ((c) below)	1,695,250	2,036
In settlement of commitments	40,000	6
Release of common stock pledged as loan security	-	270

Balance at November 30, 2002	42,494,815	111,404
Issued in 2003
For cash pursuant to private placements ((a) below)	7,000,000	33,088
For cash pursuant to option agreements ((d) below)	1,137,000	2,205
For cash pursuant to warrant agreements ((c) below)	2,394,999	10,778

Balance at November 30, 2003	53,026,814	157,475

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

9.  Share capital (cont.)

a) Private placements

i) On October 1, 2003, the Company issued by way of private placements 7,000,000 units at $5.00 per unit for net proceeds of $33,088,000; each unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $7.00 on or before October 1, 2008.

ii) On April 18, 2002, the Company issued 5,295,000 units at $3.50 per unit for net proceeds of $17,421,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $4.50 on or before October 19, 2003.

iii) On September 19, 2002, the Company issued 2,958,040 units at $5.10 per unit for net proceeds of $14,130,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $6.50 on or before March 20, 2004. In addition, 147,902 warrants were issued to the agents as part of this private placement.

iv) On August 27, 2001, the Company issued 2,355,500 units at $0.80 per unit for net proceeds of $1,875,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $1.00 on or before August 27, 2002.

v) On September 18, 2001, the Company issued 730,000 units at $1.20 per unit for proceeds of $876,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $1.50 on or before September 18, 2002.

vi) On September 18, 2001, the Company issued 300,000 units at $1.50 per unit for net proceeds of $450,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $2.00 on or before September 18, 2003.

b) Convertible debt instruments

On September 18, 2001 the holder of the convertible debenture exercised its option to convert the convertible debenture plus accrued interest totalling $2,319,000. Accordingly, the Company issued 2,468,220 common shares in settlement of the debt.

As part of the March 26, 1999 purchase agreement to acquire Alaska Gold Company from Mueller Industries Inc. (Mueller), the Company granted a 10% net proceeds royalty on all placer gold production to a maximum of US$1 million. Mueller had the right to convert the total unpaid balance of the net proceeds royalty to free trading common shares at any time based upon the ten day average trading price immediately preceding the date that notice is given. On February 18, 2002, the Company entered into an agreement with Mueller to settle the convertible royalty payable for US$750,000 financed by a private placement of 319,543 common shares of the Company in May 2002.

c) Share purchase warrants

A summary of the Company’s share purchase warrants at November 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented on the following page.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

		2003		2002		2001

		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price	warrants	excercise price
		$		$		$
Balance outstanding -
Beginning of year	4,271,922	5.23	1,692,750	1.20	629,028	0.90
Granted	3,500,000	7.00	4,274,422	5.23	1,692,750	1.20
Exercised	(2,394,999)	4.50	(1,695,250)	1.20	-	-
Cancelled/expired	(250,001)	4.50	-	-	(629,028)	0.90
Balance outstanding -
End of year	5,126,922	6.82	4,271,922	5.23	1,692,750	1.20

Share purchase warrants outstanding at November 30, 2003:

			Weighted
		Weighted	average
	Warrants	average	remaining
	outstanding	exercise price	contractual
	& exercisable	$	life (years)
Range of prices
$5.51 to $ 6.50	1,626,922	5.56	0.33
$6.51 to $ 7.00	3,500,000	7.00	4.83
	5,126,922	6.82	3.49

d) Stock options

The Company has a stock option plan providing for the issuance of up to 6,500,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable and vest immediately for a 10-year period from the date of grant.

For the year ended November 30, 2003 the Company has recognized a stock-based compensation charge of $23,000 for options granted to non-employees. Had the Company determined compensation costs for this plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company’s net loss of $6,953,000 and loss per share of $0.14 would have been increased to the pro forma net loss of $10,658,000 and loss per share of $0.22.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

9.  Share capital (cont.)

The fair value of options included in the pro forma amounts and those that have been recognized in the consolidated statements of operations and deficit, have been estimated using an option pricing model. Assumptions used in the pricing model are risk-free interest rates ranging from 3.62% to 4.20%, expected life of 5 years, expected volatility of 75% and no expected dividends. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

A summary of the Company’s stock option plan at November 30, 2003, 2002 and 2001, and changes during the years ended on those dates, is as follows:

		2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
	Numbers	exercise price	Numbers	exercise price	Numbers	excercise price
		$		$		$
Balance outstanding -
Beginning of year	3,300,000	2.16	3,762,800	0.80	3,035,500	0.84
Granted	1,655,000	3.53	1,870,000	3.37	1,460,000	0.74
Exercised	(1,137,000)	1.94	(2,220,300)	0.88	(601,200)	0.77
Cancelled/expired	(75,000)	4.35	(112,500)	1.64	(131,500)	0.84

Balance outstanding -
End of year	3,743,000	2.79	3,300,000	2.16	3,762,800	0.80

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2003:

			Weighted
		Weighted	average
	Number	average	remaining
	outstanding	exercise price	contractual
Range of prices	& exercisable	$	life (years)
$0.35 to $ 0.99	575,000	0.07	7.27
$1.00 to $ 1.99	733,000	1.27	5.90
$3.00 to $ 3.99	1,685,000	3.45	9.30
$4.00 to $ 4.99	750,000	4.39	8.59
	3,743,000	2.79	8.18

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

10. Loss per share

Basic loss per share is calculated on loss available to common shareholders using the weighted average number of common shares outstanding during the period.

Dilute loss per share is calculated using the treasury stock method.

	2003	2002	2001
	$	$	$

Basic
Loss available to common shareholders	(6,953,000)	(3,457,000)	(494,000)
Weighted average number of shares	48,683,103	35,929,200	24,790,510
Basic loss per share	(0.14)	(0.10)	(0.02)

For the years ended November 30, 2003, 2002 and 2001, diluted loss per share is the same as basic loss per share as the exercise of options, warrants and dilutive convertible securities would be anti-dilutive.

11.  Commitments and contingencies

a) Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment. The future minimum lease payments as at November 30, 2003 are approximately as follows:

in thousands of Canadian dollars

$

2004	106
2005	105
2006	109
2007	105
2008	59
Thereafter	-

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

11. Commitments and contingencies (cont.)

b) Legal actions

i) During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the parties are awaiting the decision of the judge. The Company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the Company.

ii) The Company’s subsidiary Alaska Gold has been named in an action, initiated by K&K Recycling (K&K), relating to an alleged wrongful assignment of a contract to purchase and move a dredge, which was owned by Alaska Gold. K&K was awarded approximately US$68,000 for damages against Alaska Gold, and approximately US$117,000 against a co-defendant for which Alaska Gold may be liable. Alaska Gold appealed against this initial judgement to the Alaska Supreme Court and, posted a bond of US$105,000 with the Alaska courts in connection with this appeal and during the year the Company expensed the amount of the bond. Subsequent to November 30, 2003, the courts awarded US$104,000 to K&K and, on payment, agreed to release the bond. The court also remanded for further litigation regarding the right to possess certain equipment and for asserted loss of profits and the co-defendant has cross-claimed against AGC, each of these claims being for as yet undisclosed amounts. Trial for the remaining issues is scheduled for January 2005.

c) Royalty agreements

The Company has royalties agreements on certain mineral properties entitling the vendors of the property to net smelter return royalties or net profits royalties, ranging from 3% to 7%, commencing if the properties enter commercial production.

12. Related party transactions

a) Amounts receivable from related party and officer loan receivable

A loan receivable of $279,000 (US$182,000) was granted to a director and officer in 1999. The loan is unsecured, non-interest bearing and forgivable at a rate of $13,000 (US$8,000) per year. Since the loan is forgivable, in 1999 the Company set up a deferred compensation provision for the same amount as the loan. Annual forgiveness is charged against this compensation accrual.

On May 29, 2002, the Company settled a share loan comprised of 125,000 shares of the Company from a director and officer through an agreement to pay $550,000. At November 30, 2002, a loan of $117,000 was outstanding from a director and officer. During the year the balance was settled.

b) Other amounts receivable from directors

On May 29, 2002, the Company settled loans receivable from two directors totalling $270,000. The loans were settled through an agreement to offset the balance of the loans receivable with amounts due to these directors under severance agreements related to their past employment with the Company.

c) Loan to Etruscan

On May 29, 2002, the Company settled amounts due from Etruscan, a company related by virtue of common directors. The amount due from Etruscan of $200,000 was settled through the offset of $100,000 due to Etruscan by the Company and the assignment of 25,000 shares of the Company, with a deemed value of $4.00 per share, held by Etruscan to a director of the Company to settle a share loan.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

d) Amounts paid to director and officer

SpectrumGold has engaged an environmental assessment company where a director of the Company is a principal. During the year SpectrumGold has incurred $15,000 of costs from this company.

During the year ended November 30, 2003, $263,000 (2002:$220,000) was paid to a law firm where a partner of the firm is an officer of the Company.

13. Income taxes

During the year ended November 30, 2003, the Company had a loss of $6,953,000 (2002 - loss of $3,457,000; 2001 - loss of $494,000).

The Company has non-capital loss carry-forwards of approximately C$19,377,000 and US$56,558,000 that may be available for tax purposes.

The losses are in the following countries and expire as follows:

	in thousands of dollars	in thousands of dollars
	Canada	United States
	$	US$
2004	156	3,804
2005	236	1,596
2006	2,225	1,685
2007	11,184	1,483
2008	854	1,532
2009	3,207	7,283
2010	1,515	7,398
Thereafter	-	31,777
	19,377	56,558

Future utilization of these United States loss carryforwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change occured on April 27, 1999 regarding the losses incurred by Alaska Gold Company. Therefore, approxi-matey US$44,000,000 of the losses above are subject to limitation under Section 382. Accordingly, the Company’s ability to utilize these losses may be limited to approximately US$260,000 per year. Furthermore, the Company potentially incurred an ownership change under Section 382 at sometime after April 1999. If so, a significant portion of the US$56,558,000 above will be subject to a similar annual limitation previously discussed.

Due to the net operating limitations and the uncertaintity of future taxable income, all United States deferred tax assets have been fully valued against. For the year ended November 30, 2003, no provision for United States income taxes has been reflected on the statement of operations due to the full valuation allowance.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

13. Income taxes (cont.)

In addition, the Company has incurred resource expenditures of approximately $24,812,000 (2002 - $34,423,000; 2001 - $17,900,000) which may be carried forward indefinitely and used to reduce taxable income in future years.

The Company has available temporary differences for tax purposes. The net amount that would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not.

Company to settle a share loan.

14. Segmented information

The Company’s operating segments include the exploitation of the Company’s land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments is set out below.

				2003				2002				2001

		Land and				Land and				Land and
	Mineral	gravel			Mineral	gravel			Mineral	gravel
	properties	operations	Other	Total	properties	operations	Other	Total	properties	operations	Other	Total
	$	$	$	$	$	$	$	$	$	$	$	$

Revenue	-	1,051	195	1,246	-	1,633	-	1,633	-	2,686	114	2,800

Expenses	1,706	333	-	2,039	952	238	-	1,190	710	293	20	1,023

Segment (loss)
earnings	(1,706)	718	195	(793)	(952)	1,395	-	443	(710)	2,393	94	1,777

Unallocated
expenses				(6,506)				(4,587)				(2,295)

Unallocated other
income				346				687				24

Loss for the year				(6,953)				(3,457)				(494)

Segment assets	36,330	1,749	-	38,079	27,403	1,692	-	29,095	14,352	1,761	-	16,113

Unallocated assets				61,879				23,628				1,847

Total assets				99,958				52,723				17,960

Capital expenditures	9,966	131	-	10,097	14,638	6	34	14,678	3,535	-	5	3,540

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

The Company’s geographic segments are as follows:

			in thousands of Canadian dollars
		2003		2002		2001

		Land, gravel,		Land, gravel,		Land, gravel,
		equipment		equipment		equipment
		and		and		and
		mineral		mineral		mineral
	Revenue	properties	Revenue	properties	Revenue	properties
	$	$	$	$	$	$

United States	1,246	32,777	1,633	26,786	2,800	13,711
Canada	-	5,896	491	2,506	-	2,576

	1,246	38,673	2,124	29,292	2,800	16,287

15. Supplemental non-cash financing and investing activities

	in thousands of Canadian dollars

	2003	2002	2001
	$	$	$

Receipt of shares of TNR as part of the option
on the Rock Creek and Shotgun mineral properties	28	162	-

Disposal of mineral property for shares	-	-	(115)

Issuance of capital stock on partial settlement
of convertible debenture	-	-	1,875

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

16. Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

		in thousands of Canadian dollars
		Year ended November 30,

	2003	2002	2001
	$	$	$

Loss for the year reported under Canadian GAAP	(6,953)	(3,457)	(494)
Add (deduct)
Exploration costs (a)	(8,927)	(13,051)	(2,724)
Gains on shares issued by subsidiary (d)	(117)	-	-
Accretion on convertible debenture and royalty (b)	-	62	222
Gain on settlement of convertible royalty
Canadian GAAP (b)	-	(105)	-

Loss for the year under U.S. GAAP
before extraordinary items	(15,997)	(16,551)	(2,996)
Gain on settlement of convertible royalty -U.S. GAAP (b)	-	212	-

Loss for the year after extraordinary items
but before comprehensive income adjustment	(15,997)	(16,339)	(2,996)
Unrealized gain (loss) on available for sale securities (c)	215	97	(9)

Comprehensive (loss) income under U.S. GAAP	(15,782)	(16,242)	(3,005)

Net loss per common share -
U.S. GAAP before and after extraordinary items
Basic and diluted	(0.33)	(0.45)	(0.12)

Accumulated other comprehensive income
Opening balance	125	28	37
Unrealized gain (loss) on available for sale securities (c)	215	97	(9)

Closing balance	340	125	28

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

		in thousands of Canadian dollars
		Year ended November 30,
	2003	2002	2001
	$	$	$

Shareholders’ equity reported under Canadian GAAP	84,062	44,921	11,300
Cumulative adjustments to shareholders’equity Add (deduct)
Exploration costs (a)	(36,330)	(27,403)	(14,352)
Convertible debenture and royalty (b)	-	-	(169)
Unrealized gain on available for sale securities (c)	340	125	28

Shareholders’ equity (deficiency) under U.S. GAAP	48,072	17,643	(3,193)

Total assets reported under Canadian GAAP	99,958	52,723	17,960
Add (deduct)
Exploration costs (a)	(36,330)	(27,403)	(14,352)
Unrealized gain on available for sale securities (c)	340	125	28

Total assets under U.S. GAAP	63,968	25,445	3,636

Total liabilities reported under Canadian GAAP	15,896	7,802	6,660
Add (deduct)
Convertible debentures (b)	-	-	169

Total liabilities under U.S. GAAP	15,896	7,802	6,829

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

16. Significant differences from United States accounting principles (cont.)

		in thousands of Canadian dollars
		Year ended November 30,
	2003	2002	2001
	$	$	$

Cash flows from operating activities under Canadian GAAP	(5,002)	(1,437)	905
Exploration costs (a)	(8,927)	(13,964)	(3,404)
Gains on shares issued by subsidiary (d)	(117)	-	-

Cash flows from operating activities under U.S. GAAP	(14,046)	(15,401)	(2,499)

Cash flows from investing activities under Canadian GAAP	(825)	(14,193)	(3,417)
Exploration costs (a)	8,927	13,964	3,404
Gains on shares issued by subsidiary (d)	117	-	-

Cash flows from investing activities under U.S. GAAP	8,219	(229)	(13)

a) Exploration costs

Resource property acquisition costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the Company expenses, as incurred, the acquisition and exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144.

b) Convertible debenture and royalty

Canadian GAAP requires that a portion of the convertible debenture and royalty be classified as equity. The difference between the carrying amount of the debenture and royalty and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. U.S. GAAP would classify the royalty and debenture as a liability at their face value.

A portion of the convertible royalty was settled during 2002, resulting in a gain of $105,000 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $212,000 and would be classified as an extraordinary item.

c) Available for sale securities

Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

d) Gains on shares issued by subsidiary

Under U.S. GAAP, changes in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against the mineral property.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

e) Comprehensive income

In addition to net income, comprehensive income includes all changes in equity during a period such as the cumulative unrecognized changes in fair value of securities that are available for sale.

f) Stock compensation

As described in note 9(d) to the consolidated financial statements, the Company has granted stock options to directors and employees. For U.S. GAAP purposes, SFAS No. 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123), requires that an enterprise recognize or, at its option, disclose the pro forma impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 (APB 25). As options are granted at exercise prices based on the market value of the Company’s shares at the date of grant, no adjustment for compensation expense is required. Under SFAS 123, where a company chooses to continue to apply APB 25 in its basic financial statements, supplemental pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to a Black-Scholes option-pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

The calculations applied have assumed that the weighted average expected life of the options is five years, no dividends will be paid, expected volatility is 75% for the years ended November 30, 2003, 2002 and 2001, and risk free interest rates range from 3.62% to 4.20% for 2003, 4.06% to 5.00% for 2002 and 4.52% to 5.35% for 2001.

Pro forma information with respect to the impact of the fair value of stock options at the date of grant on reported income for the years presented is as follows:

		in thousands of Canadian dollars
		Year ended November 30,
	2003	2002	2001
	$	$	$

Loss for the period in accordance with U.S. GAAP	(15,997)	(16,339)	(2,996)
Compensatory fair value of options granted	(3,705)	(2,706)	(1,155)

Pro forma loss in accordance with U.S. GAAP	(19,702)	(19,045)	(4,151)

Pro forma loss per share in accordance with U.S. GAAP
Basic and diluted	(0.40)	(0.53)	(0.17)

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

16. Significant differences from United States accounting principles (cont.)

g) New accounting standards

The FASB has issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities” – an Interpretation of ARB No. 51 (FIN 46). The primary purpose of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the Company’s 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15 "Consolidation of Variable Interest Entities". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

The CICA has released amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments", which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The Company will be required to adopt the standard on December 1, 2004.

In July 2003, the CICA released Section 1100 "Generally Accepted Accounting Principles". This new Section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "Financial Statement Concepts" paragraphs 1000.59-61. Also in July 2003, the CICA released Section 1400, "General Standards of Financial Statement Presentation". This Section clarifies what constitutes fair presentation in accordance with generally accepted accounting principles. Both these Sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003